EXHIBIT 12.1

Earnings to Fixed Charges
						Two Quarters Ended
	2015	2014	2013	2012	2011	2016	2015
Earnings:
Income (loss) before taxes	122	67	85	4	(346)	105	75
Interest	191	221	244	328	327	149	105
Interest portion of rental expense	17	18	18	20	19	9	9
	330	306	347	352	(0)	263	189

Fixed Charges:
Interest	191	221	244	328	327	149	105
Interest capitalized	6	6	5	5	3	3	3
Interest portion of rental expense	17	18	18	20	19	9	9
	214	245	267	353	349	161	117

Ratio	1.5	1.2	1.3	1.0	(0.0)	1.6	1.6